
05005752

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northern Abitibi Mining

*CURRENT ADDRESS

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4749 FISCAL YEAR 9-30-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT : 2/15/05

ARLS
9-30-04

Northern Abitibi Mining Corp.
Financial Statements
September 30, 2004

Contents

Auditors' Report

To the Shareholders of
Northern Abitibi Mining Corp.

We have audited the balance sheets of Northern Abitibi Mining Corp. as at September 30, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Grant Thornton LLP"

Calgary, Alberta
December 2, 2004

Grant Thornton LLP
Chartered Accountants

Northern Abitibi Mining Corp.
Balance Sheets

September 30	2004	2003
ASSETS		
Current		
Cash and cash equivalents	$ **37,053**	$ 108,064
Accounts receivable	**1,567**	8,716
	38,620	116,780
Prepaids	**6,242**	6,242
Mineral properties Note 3	**-**	2,612,401
	$ **44,862**	$ 2,735,423
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ **222**	$ 3,643
Due to related parties Note 6	**1,464**	7,568
	1,686	11,211
SHAREHOLDERS' EQUITY		
Capital stock Note 4		
Authorized:		
Unlimited number of common shares without par value	**8,587,720**	8,587,720
Contributed Surplus	**183,206**	183,206
Deficit	**(8,727,750)**	(6,046,714)
	43,176	2,724,212
	$ **44,862**	$ 2,735,423

On behalf of the Board

"L.O. Hayes" ____________________ Director
L.O.Hayes

"James Devonshire" ____________________ Director
James Devonshire

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Statements of Operations and Deficit

Years Ended September 30	2004	2003
Revenue		
Interest	$ 1,217	$ 2,037
Expenses		
General and administrative	46,954	81,162
Professional fees	10,145	17,803
Reporting to shareholders	10,469	12,933
Stock exchange and transfer agent fees	6,772	5,907
Stock-based compensation	-	79,000
	74,340	196,805
Loss before the undernoted	(73,123)	(194,768)
Gain on sale of investments	-	3,393
Abandonments and write-down of mineral properties	(2,607,913)	(81,437)
Net Loss	(2,681,036)	(272,812)
Deficit, beginning of year	(6,046,714)	(5,773,902)
Deficit, end of year	$ (8,727,750)	$ (6,046,714)
Loss per share		
Basic and diluted	$ (0.10)	$ (0.01)
Weighted Average Shares Outstanding		
Basic and diluted	27,998,028	27,923,190

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Statements of Cash Flows

Years Ended September 30	2004	2003
Increase (decrease) in cash and cash equivalents:		
Operating activities		
Interest income received	$ 1,217	$ 2,037
Cash operating expenses	(76,716)	(110,350)
	(75,499)	(108,313)
Financing activities		
Issue of shares for cash	-	4,300
Exploration incentives received	-	19,531
	-	23,831
Investing activities		
Mineral property recoveries (additions)	4,488	(14,675)
Camp cost recovery	-	22,500
Proceeds on sale of investments	-	8,093
	4,488	15,918
Decrease in cash and cash equivalents	(71,011)	(68,564)
Cash and cash equivalents, Beginning of year	108,064	176,628
End of year	$ 37,053	$ 108,064

Supplementary Information:
The Company did not expend cash on interest or taxes during the years ended September 30, 2004 and September 30, 2003.

Non-cash transactions:
During the year ended September 30, 2003 the company issued 75,000 common shares as an option payment for a mineral property. The transaction was valued at $5,250 based on the trading price of the Company's shares on the transaction date.

See accompanying notes to the financial statements.

1. Nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

Continued operations of the Company are dependent on the Company's ability to complete equity or debt financings. Obtaining financing is contingent upon a number of factors including Management's ability to acquire new mineral property prospects or other business prospects. As mineral properties have been written-off during the current year, the balance sheet is stated on a liquidation basis.

2. Summary of significant accounting policies

a) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and cash equivalents

Cash and cash equivalents may include bank and brokerage deposits and term deposits and treasury bills with maturities equal to or less than 90 days.

c) Mineral properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. If an area of interest is abandoned, or management determines there is a permanent and significant decline in value, the related costs are charged to operations. The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, available financing, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. Option payments made by the Company are recorded as mineral property costs. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

2. **Summary of significant accounting policies** (Continued)

d) **Flow-through common shares**
Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

e) **Joint interest operations**
Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities. Although the Company holds some interests in mineral properties through joint venture agreements, none of its operations are carried on through joint venture entities.

f) **Earnings (Loss) per share**
Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

g) **Income taxes**
Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

h) **Financial instruments**
The fair market values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

i) **Reclamation costs**
The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

2. Summary of significant accounting policies (Continued)

j) Stock Options

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. Stock options were granted to purchase 200,000 common shares at $0.10 per share and 650,000 common shares at $0.14 per share during the year ended September 30, 2003. No material value was associated with the 200,000 options and a value of $79,000 was asssociated with the 650,000 options using the Black-Scholes Option Pricing Model under the following assumptions:

	200,000 options grant	650,000 options grant
Expected stock price volatility	169.75	172.41%
Risk-free interest rate	4.46%	4.02%
Expected option life	5 years	3 years
Expected dividend yield	-	-

k) Government incentives

Through its exploration in Quebec, the Company has benefited from refundable exploration tax credits. These incentives are not repayable provided that they apply to qualifying expenditures. The incentives reduce the mineral property costs to which they pertain in the year that the qualifying expenditures are incurred or when eligiblity becomes apparent, should this be later.

3. Mineral properties

2004		Labrador	Quebec	Nunavut
Exploration and Development expenditures:	**Total**	**SouthVoisey Bay**	**Douay Joutel**	**Keni**
Balance Sept 30, 2003	$2,260,474	$ 1,954,594	$ 84,506	$ 221,374
Geological consulting	512	200	312	-
Recoveries	(5,000)	(5,000)	-	-
Abandonments and write-offs	(2,255,986)	(1,949,794)	(84,818)	(221,374)
Balance Sept 30, 2004	-	-	-	-
Property acquisition costs:				
Balance Sept 30, 2003	351,927	150,126	144,780	57,021
Costs incurred	-	-	-	-
Abandonments and write-offs	(351,927)	(150,126)	(144,780)	(57,021)
Balance Sept 30, 2004	-	-	-	-
Total mineral properties Sept. 30, 2004	$ -	$ -	$	$ -

3. **Mineral properties** (continued)

2003		Labrador	Quebec			Nunavut
Exploration and Development expenditures:	**Total**	**SouthVoisey Bay**	**Douay Joutel**	**Caniapiscau**	**QC Diamond**	**Keni**
Balance Sept 30, 2002	$2,367,589	$1,952,994	$ 80,893	$14,716	$ 60,422	$ 258,564
Geological consulting	10,514	1,600	3,613	100	2,001	3,200
Camp cost recovery	(22,500)	-	-	-	-	(22,500)
Exploration tax credits	(19,531)	-	-	-	(19,531)	-
Abandonments and write-offs	(75,598)	-	-	(14,816)	(42,892)	(17,890)
Balance Sept 30, 2003	**2,260,474**	**1,954,594**	**84,506**	**-**	**-**	**221,374**
Property acquisition costs:						
Balance Sept 30, 2002	348,355	150,126	141,970	568	3,920	51,771
Costs incurred	9,411	-	2,810	-	1,351	5,250
Abandonments and write-offs	(5,839)	-	-	(568)	(5,271)	-
Balance Sept 30, 2003	**351,927**	**150,126**	**144,780**	**-**	**-**	**57,021**
Total mineral properties Sept. 30, 2003	**$2,612,401**	**$2,104,720**	**$ 229,286**	**$ -**	**$ -**	**$ 278,395**

IMPAIRED MINERAL PROPERTIES

Keni, Nunavut

During the year ended September 30, 2004, the company and its joint venture partner, Tyler Resources Inc., returned the Keni property to the Vendors. Management of both companies determined that initial exploration results did not warrant expending further option payments on the property.

Douay/Joutel, Quebec

Management determined that there were insufficient financial resources to further exploration on the property, and was unable to interest third parties in an option earn-in arrangement. As a result the property costs were written-off in fiscal 2004.

South Voisey Bay, Labrador

During fiscal 2004, Falconbridge terminated its Option and Joint Venture Agreement with the Company. Management determined that the property should be written-off in the current year as the Company has insufficient financial resources to further exploration and is unable to interest third parties in an option earn-in arrangement.

Caniapiscau and QC Diamond, Quebec

In fiscal 2003 the Company determined that, given exploration results by the Company and others in surrounding areas, the Caniapiscau and QC Diamond, Quebec property claims would be allowed to lapse. Consequently the accumulated costs were written-off during the year. Further, the excess of Keni camp costs over proceeds received for the sale of the camp were written-off during fiscal 2003.

4. **Capital stock**

a) Common Shares Issued:

	2004			2003		
	Number of Shares		**Stated Value**	Number of Shares		Stated Value
Balance, beginning of year	**27,998,028**	**$**	**8,587,720**	27,880,028	$	8,578,170
Issued for acquistion of Mineral property	-		-	75,000		5,250
Issued for cash upon exercise of options	-		-	43,000		4,300
Balance, end of year	**27,998,028**	**$**	**8,587,720**	27,998,028	$	8,587,720

4. Capital stock (continued)

b) Outstanding Options :

Expiry Date	Number of Shares 2004	2003		Price
May 15, 2007	**485,000**	485,000	$	0.12
March 23, 2008	**200,000**	200,000	$	0.10
June 11, 2006	**650,000**	650,000	$	0.14
April 10, 2006	**1,187,000**	1,187,000	$	0.10
	2,522,000	2,522,000		

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. All of the above-noted outstanding options vested on the grant date.

c) Option Transactions:

	Number of Options	**Weighted-average Exercise Price**
As at September 30, 2002	2,205,000	$ 0.10
Expired	(490,000)	$ 0.10
Granted	850,000	$ 0.13
Exercised	(43,000)	$ 0.10
As at September 30, 2003 and September 30, 2004	**2,522,000**	$ 0.11

5. Income Taxes

a) Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

		2004		2003
Computed expected tax recovery at a combined Provincial and Federal rate of 34% (2003 – 38%)	$	**(912,000)**	$	(104,000)
Effect on income taxes resulting from:				
Non-recognition of losses and future tax benefits for financial statement purposes		**912,000**		104,000
Future income tax recovery	$	**-**	$	-

The net future income tax asset at September 30, 2004 and 2003 is comprised of:

		2004 (at 34%)		2003 (at 38%)
Income tax values in excess of book value of mineral properties	$	1,785,000	$	1,005,000
Loss carry forwards		191,000		238,000
Future income tax asset before valuation allowance		1,976,000		1,243,000
Valuation Allowance		(1,976,000)		(1,243,000)
Future income tax asset	$	-	$	-

5. **Income Taxes** (continued)

b) The Company has incurred losses for income tax purposes of approximately $560,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2006	$ 32,000	2009	$137,000
2007	$123,000	2010	$115,000
2008	$ 79,000	2011	$ 74,000

c) The Company has available the following approximate amounts which may be deducted, at the rates indicated, in determining taxable income of future years.

		Amount	Rate
Canadian exploration expenses	$	3,494,000	100%
Canadian development expenses		1,420,000	30%
Foreign exploration and development expenses		328,000	10%
Undepreciated capital cost		9,000	20-30%
	$	5,251,000	

6. Related Party Transactions and Commitments

CDG Investments Inc., (CDG), a company related by virtue of certain common officers and directors, officers of the Company, and corporations in which certain of the Company's officers and directors are shareholders provided services, billing the amounts presented below for the respective fiscal years. Further Manson Creek Resources Ltd. charged the Company its share of office lease costs during the year as set out below. Manson Creek is related by virtue of certain common officers and directors.

		2004		2003
Geological and administrative consulting	$	7,000	$	23,000
Office lease and operating		17,000		21,000
Direct administrative		17,000		22,000
	$	41,000	$	66,000

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

During the 2003 fiscal year, Tyler Resources Inc. ("Tyler"), a company related by virtue of certain common officers and directors acted as operator for the Keni Joint Venture. Accordingly it billed the Company for its share of third party exploration and development expenditures including a mark-up of 5% to 10% on qualifying expenditures to cover administrative overhead. The rates are consistent with rates charged to the Company by non-related joint venture operators. The total exploration and development costs billed to the Company aggregated $2,910 and total overhead fees billed aggregated $290 during the year ended September 30, 2003. The company sold office equipment to Tyler during the 2004 fiscal year for $5,000 which represented the book value and approximate fair value of the asset.

Pursuant to a sublease agreement, as amended with a company related by virtue of certain common officers and directors, the company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the ensuing five fiscal years are as follows:

2005 and 2006	**$2,430**	**2008**	**$ -**
2007	**$ 600**	**2009**	**$ -**

In addition, the company is committed to pay its share of annual associated lease operating costs, which aggregated $8,000 for the year ended September 30, 2004.